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EXHIBIT 3.1

                               AMENDMENT NO. 1 TO

          TRANSKARYOTIC THERAPIES, INC.'S AMENDED AND RESTATED BY-LAWS

Section 1 of Article III of Transkaryotic Therapies, Inc.'s Amended and Restated By-Laws be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

                    "Section 1. Number and Qualifications: The number of directors which shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors, but in no event shall be less than three (3) or more than seven (7). The number of directors may be increased at any time and from time to time by a majority of the directors then in office. The number of directors may be decreased at any time and from time to time by a majority of the directors then in office, but only to eliminate vacancies existing by reason of death, resignation, removal or expiration of the term of one or more directors. Directors need not be stockholders of the Corporation."